EXHIBIT 99.1

SNDL to Report Fourth Quarter 2025 and Full Year 2025 Financial Results on March 12, 2026

EDMONTON, Alberta, Feb. 19, 2026 (GLOBE NEWSWIRE) -- SNDL Inc. (NASDAQ: SNDL, CSE: SNDL) ("SNDL") announced today that it will release its fourth quarter and full year 2025 financial results for the period ended December 31, 2025, before markets open on Thursday, March 12, 2026.

Following the release of its fourth quarter results, SNDL will host a conference call and webcast at 10:00 a.m. EDT (8:00 a.m. MDT) on March 12, 2026.

WEBCAST ACCESS

To access the live webcast of the call, please visit the following link:

https://edge.media-server.com/mmc/p/aps8jm4e

ABOUT SNDL INC.

SNDL Inc. (NASDAQ: SNDL, CSE: SNDL), through its wholly owned subsidiaries, is one of the largest vertically integrated cannabis companies and the largest private-sector liquor and cannabis retailer in Canada, with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds and Spiritleaf. With products available in licensed cannabis retail locations nationally, SNDL’s consumer-facing cannabis brands include Top Leaf, Contraband, Palmetto, Bon Jak, La Plogue, Versus, Value Buds, Grasslands, Vacay, Pearls by Grön, No Future and Bhang Chocolate. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information, please visit www.sndl.com

For more information:
Tomas Bottger
Investor Relations, SNDL Inc.
O: 1.587.327.2017
E: investors@sndl.com